June 2, 2025

Dylan Taylor
Chief Executive Officer
Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202

       Re: Voyager Technologies, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 2, 2025
           File No. 333-287354
Dear Dylan Taylor:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter.

Amendment No.1 to Form S-1 filed June 2, 2025
Prospectus Summary
Joint Venture Agreement for Starlab JV, page 20

1. We note your response to prior comment 1 and reissue in part. Please file as an exhibit the Joint Venture Agreement entered into on December 23, 2023. Summary Consolidated Financial And Other Data
Per Share Information , page 36

2. It appears the amounts related to the Net loss per share attributable to common stockholders and the Weighted-average common shares outstanding for the periods ended March 31, 2025 and 2024 have not been retro-actively adjusted to reflect the
 June 2, 2025
Page 2

       stock split that occurred on June 2, 2025 and do not correspond to amounts now presented in the historical interim financial statements. Please revise. Consolidated Balance Sheet, page 38

3. It appears the amounts identified as Total deficit should be relabeled Total equity. In addition, please reconcile the historical, pro forma, and pro forma as adjusted amounts presented here to amounts presented under Capitalization on page 93. Dilution, page 95

4. Please revise the disclosures related to existing stockholders to separately present the total consideration and average price per share for common stockholders and for each separate class of preferred stockholders. Please ensure your disclosures clearly indicate the number of shares of common stock each class of preferred stock was converted into.
Management
Executive Officers and Board of Directors, page 152

5. We note that your disclosure in this section is as of March 31, 2025. Your disclosure should be current as the date of the document. Please revise.
Exhibits

6. We note that you have removed the Air Force Solicitation exhibit from the index. We reissue prior comment 8 of our letter dated April 3, 2025 requesting that you file
       the IDIQ contract by the Air Force Life Cycle Management Center   s
Architecture and
       Integration Directorate as an exhibit to the registration statement. Please contact Anne McConnell at 202-551-3709 if you have questions regarding
comments on the financial statements and related matters. Please contact Erin Purnell at 202-
551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Michael Benjamin